EXHIBIT 3.1

ESCALADE, INCORPORATED

AMENDMENTS TO AMENDED BY-LAWS

August 10, 2022

Article II, Section 1 “Annual Meeting” of the Corporation’s Amended By-Laws was deleted in its entirety and replaced with the following:

“Section 1. Annual Meeting. An annual meeting of the Corporation’s stockholders shall be held each year on such date and hour as shall be determined by the Board of Directors and designated in the notice of such annual meeting provided in accordance with Article II, Section 4 and applicable law. Failure to hold an annual meeting of stockholders at such designated time shall not affect the validity of any corporate action of the Corporation.”

Article II, Section 3 “Place of Meetings” of the Corporation’s Amended By-Laws was deleted in its entirety and replaced with the following:

“Section 3. Place of Meetings. Meetings of the stockholders shall be held at such place within or without the State of Indiana, or may be held solely by means of remote communication, as shall be designated by the Board of Directors.”

Article IX, Section 1 “Fiscal Year” of the Corporation’s Amended By-Laws was deleted in its entirety and replaced with the following:

“Section 1. Fiscal Year. Through and including December 31, 2022, the fiscal year of the Corporation shall end on the last Saturday of December in each year and such fiscal year shall have begun on the day immediately following the last day of the preceding fiscal year. Commencing January 1, 2023 and thereafter, the fiscal year shall begin on January 1 and end on December 31 in each year.”